Decisions Adopted at the Shareholders’ Meeting of March 28, 2025

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that during the ordinary General Shareholders’ Meeting held on March 28, 2025, which was duly convened in accordance with the legal and statutory requirements applicable to the Company, the shareholders cast their votes on each of the below items on the agenda:

•	Approval of the agenda

The proposed agenda for the meeting was approved.

•	Appointment of the Chair of the Meeting

Mr. Guillermo García Realpe, Chair of the Board of Directors, was appointed as Chair of the Meeting.

•	Appointment of the Elections and Voting Committee of the Shareholders’ Meeting

The Elections and Voting Committee of the General Shareholders’ Meeting was appointed as proposed by shareholder Edisson Forero.

•	Appointment of the Committee for the Review and Approval of the Minutes of the General Shareholders’ Meeting

The Committee for the Review and Approval of the Minutes of the General Shareholders’ Meeting was appointed as proposed by Sandra Serna.

•	Presentation and assessment of the report prepared by Ecopetrol’s Board of Directors on its performance, development, and compliance with the Code of Good Governance

The Chair of the Corporate Governance and Sustainability Committee, Dr. Ángela María Robledo, presented the summary of the report on the development of, and compliance with, the Code of Good Governance, which was approved by the Shareholders’ Meeting.

Additionally, the Report is included in the 2024 Integrated Management Report.

•	Presentation and assessment of the 2024 Integrated Management Report

The report was presented by the President of Ecopetrol and was approved by the shareholders. It is available for consultation on the corporate website:

https://www.ecopetrol.com.co/wps/wcm/connect/ea5f733b-92f0-430a-9ebd-7781d755ffb5/1.+Informe+Integrado+de+Gesti%C3%B3n+del+a%C3%B1o+2024.pdf?MOD=AJPERES&CVID=plEvDCl

•	Presentation and deliberation concerning the audited individual and consolidated financial statements as of December 31, 2024

The financial statements were approved by the shareholders and are available for review on the corporate website:

https://www.ecopetrol.com.co/wps/wcm/connect/5669121f-132b-4fb0-bf2b-aeaa0a053a3f/3.+Estados+financieros+consolidados+a+diciembre+31+de+2024.pdf?MOD=AJPERES&CVID=plEFTRF

Additionally, the individual and consolidated financial statements are included in the 2024 Integrated Management Report.

•	Reading of the statutory auditor’s opinion

The statutory auditor proceeded to read their opinion.

•	Presentation and approval of the profit distribution proposal for Ecopetrol shareholders

Shareholders approved the distribution of profits corresponding to an ordinary dividend of two hundred fourteen pesos (COP $214) per share. As approved, the payment of this dividend will be made to minority shareholders in two equal installments, payable on April 4 and April 29, 2025. Additionally, the highest corporate body approved that the dividend payment to the majority shareholder be made in three installments as follows: 1) COP $2,200,000,000,000 on April 4, 2025, 2) COP $2,300,000,000,000 on April 29, 2025, and 3) COP $3,286,344,378,880 on June 27, 2025.

•	Election of the statutory auditor for the 2025–2029 period and approval of their fees

Shareholders approved the following:

To appoint the firm Deloitte & Touche S.A.S., identified with Tax ID No. 860.005.813-4, as the Statutory Auditor of Ecopetrol S.A. for fiscal years 2025, 2026, 2027, and 2028, with fees for 2025 equal to COP $4,565,200,000 plus VAT. For the years 2026 through 2028, fees will be adjusted to the annual inflation rate for the immediately preceding year, and will also include VAT. The firm will be responsible for appointing the individuals who will serve as principal and alternate statutory auditors, respectively.

The agreement with Deloitte & Touche S.A.S. is expected to be executed during April 2025, while the Statutory Audit and External Audit contract executed with the firm ERNST & YOUNG AUDIT S.A.S., Tax ID No. 860.008.890-5, will end on May 27, 2025.

•	Election of the members of Ecopetrol’s Board of Directors for the 2025–2029 term

The election of the members of the Board of Directors for the 2025–2029 term, as approved by shareholders gathered at the General Shareholders’ Meeting, is transcribed below:

Line	Name	Quality
First	Ángela María Robledo Gómez	Independent
Second	Mónica De Greiff Lindo	Independent
Third	Guillermo García Realpe	Independent
Fourth	Álvaro Torres Macias	Independent
Fifth	Lilia Tatiana Roa Avendaño	Not Independent
Sixth	Alberto José Merlano Alcocer	Not Independent
Seventh	Hildebrando Vélez Galeano	Not Independent
Eighth	Ricardo Rodríguez Yee	Independent
Ninth	Luis Felipe Henao Cardona	Independent
•	Review and approval of an amendment to the internal regulations of the General Shareholders’ Meeting

Shareholders approved the amendment to its internal regulations.

•	Review and approval of the Board of Directors’ Succession Policy

Shareholders approved the Succession Policy for the members of the Board of Directors as proposed by Ecopetrol.

The shareholders cast their votes on each of the items on the agenda as follows:

Matter Submitted for consideration of the Shareholder´ Meeting	Agenda Proposed by Ecopetrol	Agenda with additions proposed by participating shareholders	Abstention	Blank Votes
Approval of the agenda	99.79%	0.02%	0.19%	0.00%

Matter Submitted for Consideration by the Shareholders’ Meeting	Votes in favor	Votes againts	Blank Votes	Abstention
Appointment of the Chair of the Shareholders’ Meeting	100.00%	0.00%	0.00%	0.00%
Appointment of the Elections and Voting Committee	100.00%	0.00%	0.00%	0.00%

Matter Submitted for Consideration by the Shareholders’ Meeting	Committee proposed by Sandra Serna	Committee proposed by Carlos Molano	Blank Votes	Abstention
Appointment of the Committee for the Review and Approval of the Minutes of the General Shareholders’ Meeting	91.72%	4.26%	0.00%	4.02%

Matter Submitted for Consideration by the Shareholders’ Meeting	Votes in favor	Votes againts	Blank Votes	Abstention
Approval of the Board of Directors’ Report on its Performance, Development, and Compliance with the Code of Good Governance	96.02%	3.98%	0.00%	0.00%
Approval of the 2024 Integrated Management Report	96.01%	3.95%	0.00%	0.04%
Approval of the Audited Individual and Consolidated Financial Statements	100.00%	0.00%	0.00%	0.00%

Matter Submitted for Consideration by the Shareholders’ Meeting	Majority Shareholder’s Proposal	Ecopetrol Proposal	Abstention	Single payment on April 4	Distribution 40%	Net Income Reinvestmemt
Presentation and Approval of the Profit Distribution Proposal for Ecopetrol Shareholders	91.75%	8.18%	0.07%	0.00%	0.00%	0.00%

Matter Submitted for Consideration by the Shareholders’ Meeting	Votes in favor	Votes againts	Blank Votes	Abstention
Election of the Statutory Auditor	100.00%	0.00%	0.00%	0.00%
Election of the Members of the Board of Directors for the 2025–2029 Term and Approval of their Fees	95.69%	2.53%	0.00%	1.78%
Review and Approval of the Amendment to the Internal Regulations of the General Shareholders’ Meeting	99.46%	0.54%	0.00%	0.00%

Matter Submitted for Consideration by the Shareholders’ Meeting	Ecopetrol Proposal	Felipe Cuberos Proposal	Blank Votes	Abstention
Review and Approval of the Succession Policy for the Members of the Board of Directors	95.70%	4.25%	0.00%	0.05%

Matter Submitted for Consideration by the Shareholders’ Meeting	Proposal for statutory amendment submitted by Felipe Cuberos in his capacity as proxy for the pension and severance funds
Proposals and Miscellaneous	7.68% in favor 91.81% against 0.51% abstention 0.00% blank votes

Matter Submitted for Consideration by the Shareholders’ Meeting	Proposal to call an extraordinary shareholders’ meeting to consider a statutory amendment aimed at establishing that one seat on the Board of Directors must be held by an Ecopetrol employee
Proposals and Miscellaneous	95.17% in favor 0.07% against 4.76% abstention

Note: The figures included in the table do not reflect all decimal places. Final numbers, including decimal places, will be included in the final text of the minutes of the meeting.

Bogotá D.C., March 28, 2025

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co